Via Facsimile and U.S. Mail
Mail Stop 6010


March 17, 2006


Ms. Hoi-ho Kiu
Chief Executive Officer
Golden Health Holdings, Inc.
Unit 979, 9/F, HITEC
1 Trademart Drive
Kowloon Bay, Hong Kong

Re:	Golden Health Holdings, Inc.
		Form 10-KSB for Fiscal Year Ended September 30, 2005
		Filed February 10, 2006
		Form 10-QSB for the Quarter Ended December 31, 2005
	File No.  0-25845

Dear Ms. Kiu:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended September 30, 2005

General
1. Please clarify throughout the filing that the transaction with Joy occurred on October 3, 2005.

Management`s Discussion and Analysis, page 7
Results of Operations, page 7
2. Please delete reference to the audited information, since it does not appear the information has been audited.

Item 14. Principal Accountant and Fees, page 14
Name of Auditor, page 14
3. Please revise to indicate if Madsen audited your financial statements as "examined" is not appropriate.

Total Audit Fees for the fiscal year ending September 30, 2005, page
14
4. You state that Madsen was paid for services rendered for the audit of your annual financial statements for the fiscal years ending September 30, 2005 and 2004. However, it does not appear that Madsen audited your financial statements for the fiscal year ended September
30, 2004. Please revise or advise.

Accountant`s Report
5. An accountant`s report referring to each period for which audited financial statements are required must be included in the filing.
Refer to Article 2 of Regulation S-X. In addition, auditor association with the cumulative data is required on an annual basis as long as the company is in the development stage.

Balance Sheet, page F-1
6. Please revise to describe cumulative net losses as "deficit accumulated during the development stage" as required by FAS 7.

Statements of Stockholders` Deficit, page F-3
7. Please tell us and clarify in the filing why you issued 30 million shares in anticipation of a merger that did not occur. Clarify the accounting treatment for the shares issued at the time of issuance and at the time the pending acquisition was terminated.
Statements of Cash Flows, page F-4
8. It does not appear that the supplemental cash flow information has been completed. For example, we note that you issued 30 million shares in anticipation of a merger, which is not reflected in the schedule.

Note 3. Convertible Notes Payable, page F-6
9. Please provide us your accounting analysis under APB14, EITF
00-
19, and SFAS 133. We do not believe that "due to there being no market value on the company`s common stock" is a valid reason for the warrants not to have a fair value allocated to them at the time of issuance. We also do not believe that having no market value would preclude recording a beneficial conversion feature. In addition, please tell us if there are any registration rights or liquidating damages relating to your warrants.

Note 4- Subsequent Events, page F-6
10. Please note that since the transaction with Joy was a recapitalization, pro forma information does not appear appropriate.
The financial statements from the date of acquisition would be Joy`s financial statements with the adjustments to effect a recapitalization. Please note that negative additional paid-in capital is reversed to retained earnings, but does not affect other expense as currently depicted in your pro forma information. Transaction costs should be charged to expense in the period incurred to the extent cash has not been received.

Exhibit 31.1 Certification of Chief Executive Officer
Exhibit 31.2 Certification of Chief Financial Officer
11. Please remove the introductory language in paragraph 4 of the certification that refers to the certifying officers` responsibility for establishing and maintaining internal control over financial reporting for the company as well as paragraph 4(b), which states that the certifying officer has designed internal control over financial reporting (or caused to be designed under their supervision) until such time that this language is required under
Item 308 (a) and (b) of Regulation S-B.

Form 10-QSB for the quarter ended December 31, 2005

Note 3- Recapitalization, page 5
12. Please revise to record the cost of the services as an expense in the statement of operations in the period the services were rendered.
Tell us how the costs were determined. Refer to paragraph 8 of SFAS
123.


Form 8-K filed November 7, 2005
13. Please amend your Form 8-K filing to include audited
historical
financial information related to Joy Power that is required by
Items
2.01 and 9.01 of Form 8-K.  Footnote and other disclosures should be
provided as needed for fair presentation and to ensure that the financial statements are not misleading.
*    *    *    *
      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.







      You may contact Sasha Parikh, Staff Accountant, at (202)
551-
3627 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,


							Jim B. Rosenberg
							Senior Assistant Chief
Accountant



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Hoi-hu Kiu
Golden Health Holdings, Inc.
March 17, 2006
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